UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2025

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From to

Commission File Number: 1-9804

PULTEGROUP, INC. 401(K) PLAN
(Full title of the plan and address of the plan, if different from that of the issued named below)

PULTEGROUP, INC.
3350 Peachtree Road NE, Suite 1500
Atlanta, Georgia 30326
(404) 978-6400
(Name of issuer of the securities held pursuant to the plan and address of its principal executive office)

REQUIRED INFORMATION

Financial Statements and Supplemental Schedule for the Plan

The PulteGroup, Inc. 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements and supplemental schedule as of December 31, 2025 and 2024 and for the year ended December 31, 2025 have been examined by Warren Averett, LLC, Independent Registered Public Accounting Firm, and their report is included herein.

EXHIBITS

23.1 Consent of Independent Registered Public Accounting Firm, Warren Averett, LLC

PulteGroup, Inc. 401(k) Plan
Audited Financial Statements and Supplemental Schedule

December 31, 2025 and 2024, and
Year Ended December 31, 2025

Report of Independent Registered Public Accounting Firm
To the Plan Administrator and Plan Participants of PulteGroup, Inc. 401(k) Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the PulteGroup, Inc. 401(k) Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental schedule of assets (held at end of year) as of December 31, 2025, and schedule of delinquent participant contributions for the year ended December 31, 2025, and have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Warren Averett, LLC
We have served as the Plan's auditor since 2019.
Atlanta, Georgia
June 5, 2026

PulteGroup, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2025	2024
Investments, at fair value	$1,444,924,563	$1,259,381,187

Notes receivable from participants	15,170,766	12,921,926

Net assets available for benefits	$1,460,095,329	$1,272,303,113

See accompanying notes to financial statements.

PulteGroup, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2025

Additions
Contributions:
Participant	$72,652,150
Participant rollovers	8,862,519
Employer	33,412,656
114,927,325

Interest income on notes receivable from participants	1,137,753

Investment Income:
Interest and dividends	34,272,849
Net appreciation in fair value of investments	162,379,372
Total additions	312,717,299

Deductions
Benefit payments	(124,200,364)
Administrative expenses	(724,719)
Total deductions	(124,925,083)

Net increase	187,792,216

Net assets available for benefits:
Beginning of year	1,272,303,113
End of year	$1,460,095,329

See accompanying notes to financial statements.

1. Description of Plan

General

The PulteGroup, Inc. 401(k) Plan (the Plan) is a defined contribution plan for eligible employees of PulteGroup, Inc. (the Company) and its subsidiaries that have adopted the Plan. The Plan is administered by the PulteGroup 401(k) Committee (the Committee) appointed by the Board of Directors of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan assets are held and investment transactions are executed by Fidelity Management Trust Company as trustee and Fidelity Workplace Services, LLC (collectively along with other affiliates of Fidelity Investments Inc., Fidelity) serves as the recordkeeper. For more complete information, participants should refer to the summary plan description as well as the Plan document, which is available from the Company.

Eligibility

All non-union, salaried, sales, and hourly employees of the Company and its subsidiaries that have adopted the Plan are eligible to become participants in the Plan on their first day of employment with the Company. Eligible participants are automatically enrolled in the Plan on or after 45 days following delivery of the notice describing the default contribution rate and the default investment, unless they affirmatively decline to participate.

Contributions

Contributions can be invested in various investment options provided by the Plan. Participants may change their investment directives and contribution amounts on a daily basis.

Participant Contributions - Contributions to participants' accounts are effected through voluntary withholdings from their compensation (elective deferrals). Participants may elect to contribute a percentage of their compensation to the Plan of not less than 1% and not more than 50%. If automatically enrolled, a participant’s deferral is set at 5% of eligible compensation and automatically increased by 1% annually up to 10% of eligible compensation or until changed by the participant. Annual contributions for each participant are subject to participation and discrimination standards of Internal Revenue Code (Code) Section 401(k)(3). Rollover contributions from other qualified retirement plans or from conduit individual retirement accounts (IRAs) are accepted as permitted by the Plan.

Employer Matching Contributions - The Company contributes to the Plan an amount based on elective deferrals of each participant during each payroll period. During 2025, the employer matching contribution was equal to 100% of participant contributions up to the first 3% of compensation contributed per payroll period plus 50% of participant contributions up to the next 2% of compensation.

Catch-up Contributions - Participants who have reached an age of at least 50 years old by the end of the Plan year may elect to increase their elective deferrals as permitted under Code Section 414(v).

Allocations

Contributions to the Plan are allocated to participants' individual accounts as soon as administratively possible. Special contributions made by the Company, if any, are allocated as of the last day of the Plan year among the accounts of eligible participants.

Notes Receivable from Participants

Generally, participants may borrow up to 50% of their account balance subject to a minimum loan of $1,000 and a maximum loan of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months. The loans are secured by the balances in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Committee. Principal and interest are generally paid through payroll deductions.

PulteGroup, Inc. Company Stock Fund

The Plan invests in common stock of the Company through the PulteGroup, Inc. Company Stock Fund, a unitized employer stock fund. The PulteGroup, Inc. Company Stock Fund also holds cash or other short-term securities, although these are expected to be a small percentage of the fund.

Benefit Payments

Participants or their beneficiaries may receive all or a portion of their account balances upon the earlier of reaching age 59½, experiencing a qualified financial hardship, death, or termination of service, as defined in the Plan.

A participant may withdraw any portion of their rollover contributions at any time. All withdrawals are made in a lump sum payment with the amount available being reduced by any outstanding loan. No withdrawal is permitted to the extent that it would cause the aggregate amount of such outstanding loan to exceed the limits described in "Notes Receivable from Participants" above.

Vesting

A participant's account balance is fully vested and nonforfeitable as of their first day of eligibility.

Forfeitures

The balance of forfeitures totaled $53,035 and $29,715 at December 31, 2025, and 2024, respectively, which the Company expects to use to offset expenses associated with administering the Plan. In 2025, the Company utilized no forfeitures to offset Plan administrative expenses.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will remain fully vested.

Administrative Expenses

While certain administrative expenses of the Plan were paid directly by the Company, the majority of administrative expenses were paid directly by plan participants during 2025.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP).

Income Recognition

Purchases and sales of investments are recorded on a trade-date basis. Net appreciation in the fair value of investments represents the net amount of realized and unrealized gains and losses on those investments. Interest income is recorded on the accrual basis. Dividends are recorded when declared.

Investment Valuation

See Note 3.

Payment of Benefits

Benefit payments to participants or beneficiaries are recorded upon distribution.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are deducted when they are incurred. No allowance for credit losses has been recorded as of December 31, 2025 or 2024. If a participant ceases to make loan repayments and the Company deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded. Because participants make loan repayments via payroll deductions, such a distribution generally only occurs in the event the loan balance remains unpaid following a participant's termination from the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and additions and deductions during the reporting period. Actual results could differ from those estimates.

3. Fair Value Measurements

Accounting Standards Codification (ASC) 820, “Fair Value Measurements and Disclosures,” provides a framework for measuring fair value in generally accepted accounting principles and establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy can be summarized as follows:

Level 1	Fair value determined based on quoted prices in active markets for identical assets or liabilities.

Level 2	Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.

Level 3	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows, or similar techniques.

The Plan's financial instruments measured at fair value on a recurring basis as of December 31, 2025 and 2024 are summarized below:

Financial Instrument	Fair Value Hierarchy	Fair Value
		2025	2024
Investments measured at fair value
Mutual funds	Level 1	$702,160,215	$650,545,282
Money market fund	Level 1	328,276	267,733
Unitized employer stock fund:
PulteGroup, Inc. common stock	Level 1	86,878,755	87,584,785
Money market fund	Level 1	2,932,143	3,416,633

Investments measured at net asset value
Common collective trust funds		652,625,174	517,566,754
		$1,444,924,563	$1,259,381,187

The Plan's investments in money market and mutual funds are stated at fair value based on quoted market prices. Investments in securities traded on a national securities exchange are valued based on published quotations on the last business day of the plan year. Mutual fund investments are valued based on the net asset value of shares held by the Plan as of the last business day of the plan year.

The above table reflects the fair value of the stock and short-term cash position underlying the unitized employer stock fund. The market value of the common stock and money market fund portions of the fund are based on quoted market prices on the last business day of the plan year. The unitized employer stock fund also includes immaterial amounts of receivables and liabilities not presented in the above table.

The Plan invests in common collective trust funds. The statements of net assets available for benefits present the investments using the net asset value practical expedient in accordance with ASC 820. Withdrawals directed by the Company must be preceded by twelve months written notice to the trustee; provided, however, that the trustee may, in its discretion, complete any such plan-level withdrawals before the expiration of such twelve-month period.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated August 23, 2023, stating that the Plan is qualified under Section 401(a) of the Code and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt for the periods presented.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan, and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

5. Related-Party Transactions

The Plan invests in mutual funds managed by Fidelity and allows for investments in shares of the Company's common stock. These transactions with Fidelity and the Company qualify as exempt party-in-interest transactions.

The trustee and recordkeeper provides certain administrative services to the Plan pursuant to trust and recordkeeping agreements with the Company. In the normal course of business, Fidelity receives revenue from certain mutual fund service providers for services Fidelity provides to the funds. This revenue is used to offset certain amounts owed to Fidelity for its administrative services provided to the Plan. If the revenue received by Fidelity from such mutual fund service providers were to exceed the amount owed under the trust agreement, Fidelity would remit the excess to the Plan’s trust and such amounts could be applied to pay plan administrative expenses or allocated to the accounts of participants. During 2025, excess amounts were de minimis. While either the Plan or the Company could make payments to Fidelity for administrative expenses not covered by such revenue, the majority of such expenses were paid by the participants in 2025. For the year ended December 31, 2025, the Plan paid fees to Fidelity who serves as the Plan's recordkeeper. These transactions qualify as exempt party-in-interest transactions.

6. Risks and Uncertainties

The Plan invests in a variety of investment securities. Investment securities are exposed to various risks, including interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

7. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2025	2024
Net assets available for benefits per the financial statements	$1,460,095,329	$1,272,303,113
Loans in default and deemed distributed	(747,052)	(578,346)
Net assets per the Form 5500	$1,459,348,277	$1,271,724,767

The following is a reconciliation of the total benefit payments per the financial statements to total distributions per the Form 5500:

Year Ended
December 31, 2025
Total benefit payments per the financial statements	$(124,200,364)
Adjustment for loans in default and deemed distributions	(168,706)
Total distributions per Form 5500	$(124,369,070)

8. Subsequent Events

We evaluated subsequent events up until the time the financial statements were filed with the Securities and Exchange Commission (SEC).

Supplemental Schedule

PulteGroup, Inc. 401(k) Plan

EIN #38-2766606 Plan #001

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

December 31, 2025

Participant Contributions Transferred Late to the Plan				Total That Constitutes Nonexempt Prohibited Transactions
Period Withheld	Amount	Check Here if Late Participant Loan Repayments are Included		Contributions Not Corrected	Contributions Corrected Outside Voluntary Fiduciary Correction Program	Contributions Pending Correction in Voluntary Fiduciary Correction Program	Total Fully Corrected Under Voluntary Fiduciary Correction Program and PTE 2002-51
2022	$2,427	☐	(1)	$—	$2,427	$—	$—
2022	$838	☒	(2)	$—	$838	$—	$—

(1) Delinquent participant contributions related to certain pay periods in 2022. These delinquent contributions were remitted to Fidelity in 2025.

(2) Delinquent loan repayments related to certain periods in 2022. These delinquent loan repayments were remitted to Fidelity in 2025.

PulteGroup, Inc. 401(k) Plan

EIN #38-2766606 Plan #001

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2025
	(b)	(c)
	Identity of Issue,	Description of Investment Including			(e)
	Borrower, Lessor,	Maturity Date, Rate of Interest,	Shares/	(d)	Current
(a)	or Similar Party	Collateral, Par, or Maturity Value	Units	Cost	Value

	The Vanguard Group of Investment Companies	Vanguard Institutional Index Fund Institutional Plus Shares	482,435	**	$266,338,083
		Vanguard Total International Stock Index Fund Institutional Shares	355,523	**	57,626,773
		Vanguard Retirement Savings Trust IV	50,270,303	**	50,270,303
		Vanguard Cash Reserves Federal Money Market Fund Admiral Shares	328,276	**	328,276
		Vanguard Target Retirement Income & Growth Trust	60,846	**	1,569,827
		Vanguard Target Retirement Income Trust I	108,398	**	8,203,596
		Vanguard Target Retirement 2020 Trust I	129,376	**	10,978,841
		Vanguard Target Retirement 2025 Trust I	370,288	**	34,070,173
		Vanguard Target Retirement 2030 Trust I	605,380	**	59,254,584
		Vanguard Target Retirement 2035 Trust I	784,235	**	82,438,823
		Vanguard Target Retirement 2040 Trust I	733,918	**	83,527,257
		Vanguard Target Retirement 2045 Trust I	745,090	**	89,239,372
		Vanguard Target Retirement 2050 Trust I	577,036	**	71,413,958
		Vanguard Target Retirement 2055 Trust I	425,116	**	64,158,443
		Vanguard Target Retirement 2060 Trust I	467,344	**	37,069,724
		Vanguard Target Retirement 2065 Trust I	288,503	**	14,073,166
		Vanguard Target Retirement 2070 Trust I	42,076	**	1,251,341

	Victory	Victory Sycamore Established Value Fund Class R6	1,039,374	**	46,834,214

	American Funds	American Funds Washington Mutual Investors Fund Class R6	781,120	**	50,960,297

	Geneva	Geneva Small Cap Growth Collective Fund Class C	1,704,405	**	17,284,538

	J.P. Morgan	JPMorgan Large Cap Growth Fund Class R6	1,397,560	**	120,805,128

*	Fidelity Investments	Fidelity Balanced Fund Class K	1,729,877	**	55,598,231
		Fidelity U.S. Bond Index Fund	5,200,533	**	54,917,628
		Fidelity Extended Market Index Fund	698,917	**	21,617,515
		Fidelity Small Cap Index Fund	272,796	**	27,462,346

	MFS Heritage Trust Company	MFS International Equity Fund Class 2	1,226,145	**	27,821,228

*	Company Stock Fund	PulteGroup, Inc. Company Stock	740,907	**	86,878,755
		Fidelity Investments Money Market Government Portfolio - Class I			2,932,143

*	Participant Loans	Individual participant loans with varying maturity dates and interest rates ranging from 4.25% to 9.50%			14,423,714

	Total assets				$1,459,348,277

	There were no investment assets reportable as acquired and disposed of during the year.

*	Party in interest.
**	Participant-directed investments, cost information is omitted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PULTEGROUP, INC. 401(K) PLAN
401(k) Committee, as Plan Administrator
By:	/s/ Michael Gorny

Michael Gorny
Chairperson - 401(k) Committee

	Date:	June 5, 2026